UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GP STRATEGIES CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

36225V104
(CUSIP Number of Class of Securities)

Kenneth L. Crawford
Senior Vice President & General Counsel
GP Strategies Corporation
70 Corporate Center
11000 Broken Land Parkway, Suite 200
Columbia, Maryland 21044
(443) 367-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Kelly Tubman Hardy, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$80,000,000	$10,304
*	Calculated solely for purposes of determining the filing fee. This amount is based upon the offer to purchase up to $80,000,000 in value of shares of common stock of GP Strategies Corporation at a price not greater than $29.00 and not less $26.00 per share in cash.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to the offer by GP Strategies Corporation, a Delaware corporation (“GP Strategies” or the “Company”) to purchase, up to $80 million in value of shares of its common stock, par value $0.01 per share (the “Shares”), at a price not greater than $29.00 nor less than $26.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 2, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is GP Strategies Corporation, a Delaware corporation. The Company’s principal executive offices are located at 70 Corporate Center, 11000 Broken Land Parkway, Suite 200, Columbia, Maryland 21044. The Company’s phone number is (443) 367-9600. The information set forth in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities. The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The name of the filing person is GP Strategies Corporation, a Delaware corporation. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Introduction,”

•	“Summary Term Sheet,”

•	Section 1 (“Number of Shares; Purchase Price; Proration”),

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”),

•	Section 3 (“Procedures for Tendering Shares”),

•	Section 4 (“Withdrawal Rights”),

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”),

•	Section 6 (“Conditional Tender of Shares”),

•	Section 7 (“Conditions of the Offer”),

•	Section 9 (“Source and Amount of Funds”),

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”),

•	Section 13 (“Certain U.S. Federal Income Tax Consequences”),

•	Section 14 (“Extension of the Offer; Termination; Amendment”), and

•	Section 16 (“Miscellaneous”).

(b) Purchases. The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitation or Recommendation. The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b) Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

Item 12.	Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2014

GP STRATEGIES CORPORATION

By:	/s/ Sharon Esposito-Mayer
Name:	Sharon Esposito-Mayer
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated September 2, 2014
(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(5)(i)	Press Release announcing the commencement of the Offer, dated September 2, 2014
(a)(5)(ii)	Advertisement announcing the commencement of the Offer
(a)(5)(iii)	Letter to Participants in the GP Retirement Savings Plan
(a)(5)(iv)	Employee communication issued on September 2, 2014
(b)(i)	Fourth Amended and Restated Financing and Security Agreement, dated September 2, 2014, by and between GP Strategies Corporation as Borrower and Wells Fargo Bank, National Association, as Lender. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on September 2, 2014.
(d)(1)(i)	GP Strategies Corporation 2011 Stock Incentive Plan. Incorporated herein by reference to Appendix B of GP Strategies Corporation’s Definitive Proxy Statement filed on November 1, 2011.
(d)(1)(ii)	1973 Non-Qualified Stock Option Plan of GP Strategies Corporation, as amended on December 28, 2006. Incorporated by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 10-K for the year ended December 31, 2006.
(d)(1)(iii)	GP Strategies Corporation 2003 Incentive Stock Plan. Incorporated herein by reference to Exhibit 4 of GP Strategies Corporation’s Form 10-Q for the quarter ended September 30, 2003.
(d)(1)(iv)	Employment Agreement, dated as of July 1, 1999, between GP Strategies Corporation’s and Scott N. Greenberg. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 10-Q for the quarter ended September 30, 1999.
(d)(1)(v)	Amendment, dated January 21, 2005, to Employment Agreement dated as of July 1, 1999 between GP Strategies Corporation and Scott N. Greenberg. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on January 25, 2005.
(d)(1)(vi)	Amendment, dated June 20, 2007, to Employment Agreement dated as of July 1, 1999 between GP Strategies Corporation and Scott N. Greenberg. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on June 26, 2007.
(d)(1)(vii)	Amendment, dated December 30, 2008, to Employment Agreement by and between GP Strategies Corporation and Scott N. Greenberg dated July 1, 1999. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on January 6, 2009.
(d)(1)(viii)	Amendment, dated December 30, 2009, to Employment Agreement by and between GP Strategies Corporation and Scott N. Greenberg dated July 1, 1999. Incorporated herein by reference to Exhibit 10.3 to GP Strategies Corporation’s Form 8-K filed December 31, 2009.
(d)(1)(ix)	Amendment, dated December 30, 2011, to Employment Agreement dated as of July 1, 1999 between General Physics Corporation and Scott N. Greenberg. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on January 3, 2012.
(d)(1)(x)	Employment Agreement, dated as of July 1, 1999, between General Physics Corporation and Douglas E. Sharp. Incorporated herein by reference to Exhibit 10.11 of GP Strategies Corporation’s Form 10-K for the year ended December 31, 2003.
(d)(1)(xi)	Amendment, dated January 21, 2005, to Employment Agreement dated as of July 1, 1999 between General Physics Corporation and Douglas E. Sharp. Incorporated herein by reference to Exhibit 10.2 of GP Strategies Corporation’s Form 8-K filed on January 25, 2005.
(d)(1)(xii)	Amendment, dated June 20, 2007, to Employment Agreement dated as of July 1, 1999 between General Physics Corporation and Douglas E. Sharp. Incorporated herein by reference to Exhibit 10.2 of GP Strategies Corporation’s Form 8-K filed on June 26, 2007.
(d)(1)(xiii)	Amendment, dated December 30, 2008, to Employment Agreement by and between General Physics Corporation and Douglas Sharp dated July 1, 1999. Incorporated herein by reference to Exhibit 10.2 of GP Strategies Corporation’s Form 8-K filed on January 6, 2009.

Exhibit No.	Description
(d)(1)(xiv)	Amendment, dated December 30, 2009, to Employment Agreement by and between General Physics Corporation and Douglas Sharp dated July 1, 1999. Incorporated herein by reference to Exhibit 10.4 to GP Strategies Corporation’s Form 8-K filed December 31, 2009.
(d)(1)(xv)	Amendment, dated December 30, 2011, to Employment Agreement dated as of July 1, 1999 between General Physics Corporation and Douglas E. Sharp. Incorporated herein by reference to Exhibit 10.2 of GP Strategies Corporation’s Form 8-K filed on January 3, 2012.
(d)(1)(xvi)	Form of Employment Agreement between General Physics Corporation and certain of its executive vice presidents. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on October 4, 2007.
(d)(1)(xvii)	Form of Employment Agreement between General Physics Corporation and certain of its senior vice presidents. Incorporated herein by reference to Exhibit 10.4 of GP Strategies Corporation’s Form 10-Q for the quarter ended September 30, 2007.
(d)(1)(xviii)	Amendment, dated December 30, 2011, to Form of Employment Agreement between General Physics Corporation and certain of its executive officers. Incorporated herein by reference to Exhibit 10.3 of GP Strategies Corporation’s Form 8-K filed on January 3, 2012.
(d)(1)(xix)	Form of Non-Qualified Stock Option Agreement between GP Strategies Corporation and certain officers, dated January 21, 2010. Incorporated herein by reference to Exhibit 10.23 to GP Strategies Corporation’s Form 10-K for the year ended December 31, 2009.
(d)(1)(xxii)	Form of Indemnification Agreement. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K dated December 23, 2005.
(g)	Not applicable
(h)	Not applicable